NOTIFICATION  OF  THE  REMOVAL  FROM  LISTING  AND REGISTRATION OF THE STATED
SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 2, 2007, pursuant to the provisions of Rule 12d2-2 (a). 17CFR240.12d2-2(a) (2)

The removal of Goldman Sachs Group Inc. 0.25% Exchangeable Notes (Exchangeable for Common Stock of EMC Corporation), maturing March 22, 2007 is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on March 22, 2007.

The security was suspended by the Exchange on March 23, 2007.